FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC COMPLETES ACQUISITION OF 14.62 PER CENT OF UTI BANK

Following HSBC's announcement on 2 December 2003 of an agreement to acquire a minority interest in UTI Bank Limited, the Group has today completed its acquisition of a 14.62 per cent stake in the bank, having obtained approval from the Reserve Bank of India.

HSBC's acquiring entity, HSBC Asia Pacific Holdings (UK) Limited, has paid a consideration of US$67.6 million in cash for the 14.62 per cent stake in UTI Bank. HSBC has acquired the equity shareholdings in UTI Bank from CDC Financial Services (Mauritius) Limited and South Asia Regional Fund.

Michael Smith, CEO of The Hongkong and Shanghai Banking Corporation Limited, said: "UTI Bank is a well-managed local financial institution, and our investment in it will give HSBC greater participation in India's fast-growing financial sector. We have had a long history in India of over 150 years and with this new investment we aim to strengthen our presence in this dynamically growing economy."

With over 250 branches and extension counters and more than 1,200 ATMs nationwide, UTI Bank has the second largest retail banking network amongst private sector banks in India. It offers a comprehensive range of corporate banking, retail lending and deposit products and an internet banking service to its one million customers. UTI Bank is listed on the Mumbai, Ahmedabad and National stock exchanges in India and had deposits of INR209.54 billion (US$4.83 billion) at 31 March 2004.

The remaining 85.38 per cent interest in UTI Bank is held by a number of entities, including government institutions and corporate investors and individual shareholders.

Notes to editors:

1. HSBC in India
The Hongkong and Shanghai Banking Corporation Limited in India offers a full range of banking and financial services from its 35 branches in the 18 cities of Ahmedabad, Bangalore, Chandigarh, Chennai, Cochin, Coimbatore, Gurgaon, Hyderabad, Jaipur, Kolkata, Ludhiana, Mumbai, New Delhi, Noida, Pune, Thane, Trivandrum and Visakhapatnam, and some 150 ATMs across the country. HSBC has a credit card base of some 700,000 customers in India and is one of the leading merchant acquirers in the Indian credit cards industry.

The Hongkong and Shanghai Banking Corporation Limited is the founding and a principal member of the HSBC Group which, with over 9,500 offices in 79 countries and territories and assets of over US$1,034 billion at 31 December 2003, is one of the world's largest banking and financial services organisations.

2. Advisors to HSBC
HSBC Securities and Capital Markets (India) Private Limited.

3. The HSBC Group
HSBC Holdings plc is headquartered in the UK. The HSBC Group serves over 110 million customers worldwide from more than 9,500 offices in 79 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,034 billion at 31 December 2003, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: June 10, 2004